Page 1 of 10 Pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)


IDX SYSTEMS CORPORATION
(Name of Issuer)


COMMON STOCK, PAR VALUE $0.01
(Title of Class of Securities)


449491 10 9
(CUSIP Number)


Check the following box if a fee is being paid with this statement /__/.
A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the
 Act (however, see the Notes).

CUSIP No. 449491 10 9		13		Page 2 of 10 Pages
1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Richard E. Tarrant
	###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   (b)
	Inapplicable

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

5.  SOLE VOTING POWER

6,649,580 (beneficial ownership disclaimed as to all but 5,899,580 shares)
  NUMBER OF
      SHARES 		6.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY			-0-
       EACH
   REPORTING		7.  SOLE DISPOSITIVE POWER
     PERSON
      WITH			6,649,580 (beneficial ownership disclaimed as to all but
                 			5,899,580 shares)
             8.  SHARED DISPOSITIVE POWER

               				-0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,899,580

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	X
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	28.2%
12.  TYPE OF REPORTING
	IN

CUSIP No. 449491 10 9			Page 3 of 10 Pages

Item 1(a)	Name of Issuer:

		IDX Systems Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

		1400 Shelburne Road
		P.O. Box 1070
		Burlington, Vermont  05402

Item 2(a)	Name of Filing Person:

		Richard E. Tarrant, individually

Item 2(b)	Address of Principal Business Office or if none, Residence:

		Richard E. Tarrant
		c/o 1400 Shelburne Road
		P.O. Box 1070
		Burlington, Vermont  05402

Item 2(c)	Citizenship:

		United States of America

Item 2(d)	Title of Class of Securities:

		Common Stock, $0.01 par value

Item 2(e)	CUSIP Number:

		449491 10 9

Item 3		Description of Person Filing:

		Inapplicable

Item 4		Ownership:*
(a)  Amount Beneficially owned:
6,720,500 (as of December 31, 1996)
__________________________
*  As of December 31, 1996

CUSIP No. 449491 10 9		Page 4 of 10 Pages

This amount includes 750,000 shares held by Mr. Tarrant as trustee of the Richard E. Tarrant Grantor Retained Annuity Trust, the beneficiaries of which are the children of Richard E. Tarrant and Amy E. Tarrant, as to which shares Mr. Tarrant disclaims beneficial ownership and 70,920 shares held by Mr. Tarrant's wife, Amy E. Tarrant, as the trustee of five trusts (14,184 shares each), the beneficiaries of which shares are the Tarrant's children, as to which shares Mr. and Mrs. Tarrant each disclaim beneficial ownership. Mr. Tarrant directly owns 5,899,580 shares.

(b)  Percent of Class:		32.1%

(c)  Number of Shares as to Which Such Person Has:

(i)  sole power to vote or to direct the vote:  6,649,580
(ii)  shared power to vote or to direct the vote:  0
(iii)  sole power to dispose or to direct the disposition of: 6,649,580
(iv)  shared power to dispose or to direct the disposition of:  0

Item 5		Ownership of Five Percent or Less of a Class:

		Inapplicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

Amy E. Tarrant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 70,920 shares held by Amy E. Tarrant, as trustee, referred to in Item 4(a) above.

Item 7	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company:

		Inapplicable

Item 8		Identification and Classification of Members of the Group:

		Inapplicable

Item 9		Notice of Dissolution of a Group:

		Inapplicable



<PAGE >5
CUSIP No. 449491 10 9		Page 5 of 10 Pages



Item 10		Certification:

		Inapplicable



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						DATE:  February 10, 1997


						/s/ Richard E. Tarrant
						------------------------------------------
						Richard E. Tarrant
						Director, President and CEO

NOTE:  See attached Exhibit A-Initial Schedule 13G filed February 14, 1996.

Page 6 of 10 Pages
EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)


IDX SYSTEMS CORPORATION
(Name of Issuer)


COMMON STOCK, PAR VALUE $.01
(Title of Class of Securities)


449491 10 9
(CUSIP Number)



Check the following box if a fee is being paid with this statement /X/.
A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.  (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449491 10 9		13G Page 7 of 10 Pages
1.  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

	Richard E. Tarrant

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)   (b)

	Inapplicable

3.  SEC USE ONLY


4.  CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

5.  SOLE VOTING POWER

6,688,080 (beneficial ownership disclaimed as to all but 5,938,080 shares)
  NUMBER OF
      SHARES 		6.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY			-0-
       EACH
   REPORTING		7.  SOLE DISPOSITIVE POWER
     PERSON
      WITH			6,688,080 (beneficial ownership disclaimed as
            to all but	5,938,080 shares)
              8.  SHARED DISPOSITIVE POWER
	               			-0-

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,938,080

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
	X
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
	29.20%
12.  TYPE OF REPORTING PERSON
	IN

CUSIP No. 449491 10 9		Page 8 of 10 Pages
Item 1(a)	Name of Issuer:

		IDX Systems Corporation

Item 1(b)	Address of Issuer's Principal Executive Offices:

		1400 Shelburne Road
		P.O. Box 1070
		Burlington, Vermont  05402

Item 2(a)	Name of Filing Person:

		Richard E. Tarrant, individually

Item 2(b)	Address of Principal Business Office or if none, Residence:

		Richard E. Tarrant
		c/o 1400 Shelburne Road
		P.O. Box 1070
		Burlington, Vermont  05402

Item 2(c)	Citizenship:

		United States of America

Item 2(d)	Title of Class of Securities:

		Common Stock, $.01 par value

Item 2(e)	CUSIP Number:

		449491 10 9

Item 3		Description of Person Filing:

		Inapplicable

Item 4		Ownership:*

(a)  Amount Beneficially owned:
6,759,000 (as of December 31, 1995)
__________________________
*  As of December 31, 1995

CUSIP No. 449491 10 9		Page 9 of 10 Pages

This amount includes 750,000 shares held by Mr. Tarrant as trustee of the Richard E. Tarrant Grantor Retained Annuity Trust, the beneficiaries of which are the children of Richard E. Tarrant and Amy E. Tarrant, as to which shares Mr. Tarrant disclaims beneficial ownership and 70,920 shares held by Mr. Tarrant's wife, Amy E. Tarrant, as the trustee of five trusts (14,184 shares each), the beneficiaries of which shares are the Tarrant's children, as to which shares Mr. and Mrs. Tarrant each disclaim beneficial ownership. Mr. Tarrant directly ownes 5,938,808.

(b)  Percent of Class:		33.23%

(c)  Number of Shares as to Which Such Person Has:

(i)  sole power to vote or to direct the vote:  6,688,080
(ii)  shared power to vote or to direct the vote:  0
(iii)  sole power to dispose or to direct the disposition of: 6,688,080
(iv)  shared power to dispose or to direct the disposition of:  0

Item 5		Ownership of Five Percent or Less of a Class:

		Inapplicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person:

Amy E. Tarrant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 70,920 shares held by Amy E. Tarrant, as trustee, referred to in Item 4(a) above.

Item 7	  Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company:

		Inapplicable

Item 8		Identification of Members of the Group:

		Inapplicable

Item 9		Notice of Dissolution of a Group:

		Inapplicable

CUSIP No. 449491 10 9	Page 10 of 10 Pages



Item 10	Certification:

		Inapplicable



SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						DATE:  February 12, 1996


						/s/ Richard E. Tarrant
						---------------------------------------
						Richard E. Tarrant
						President